EXHIBIT 21

LIST OF SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Organization
Bank Rhode Island	Rhode Island
BRI Investment Corp.	Rhode Island
Acorn Insurance Agency	Rhode Island